Exhibit 3.26
Broadview Networks of Massachusetts, Inc.

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 09:00 AM 07/21/1998 981284815 - 2923802
CERTIFICATE OF INCORPORATION
OF
COMMUNITY NETWORKS OF MASSACHUSETTS, INC.
under Section 101 of the General Corporation Law
     ARTICLE ONE. The name of the Corporation is Community Networks of Massachusetts. Inc.
     ARTICLE TWO. The address of the Corporation’s registered office in the State of Delaware is 1013 Centre Road, Wilmington, DE 19805-1297, in the County of New Castle. The name of its registered agent at such address is Corporation Service Company.
     ARTICLE THREE. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware Code”).
     ARTICLE FOUR. The aggregate number of shares which the Corporation shall have the authority to issue is 100 all of which shall be common shares and all of which shall have a par value of $.01 per share.
     ARTICLE FIVE. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of file director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Code is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware Code as so amended. No modification of the provisions of this ARTICLE FIVE shall adversely affect any right or protection of any director of the Corporation existing at the date of such modification or repeal or create any liability or adversely affect any such right or protection for any acts or omissions of such director occurring prior to such modification or repeal. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders, vote or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such persons, and the corporation may purchase and maintain insurance on behalf of any director or officer to the extent permitted by the Delaware Code.
     ARTICLE SIX. The name and the mailing address of the incorporator is:

Benjamin Marks Duquette & Tipton, LLP 230 Park Avenue, 34th Floor New York, NY 10169
     IN WITNESS WHEREOF, I, Benjamin Marks, the sole incorporator of the Corporation, have executed this Certificate of Incorporation and do verify and affirm, under penalties of perjury, that the facts stated in this Certificate of Incorporation are true as of this 20th day of July, 1998.

/s/ Benjamin Marks
Benjamin Marks
Incorporator